Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2012

Second Quarter 2012

Financial Highlights

•	Net sales increased 9% quarter-over-quarter to US$69.7 million from US$64.0 million in 1Q12

•	Net sales increased 38% year-over-year from $50.5 million in 2Q11

•	Gross margin (non-GAAP1) decreased to 49.1% from 49.5% in 1Q12

•	Operating expenses (non-GAAP) increased to US$17.2 million from US$16.8 million in 1Q12

•	Operating margin (non-GAAP) increased to 24.3% from 23.3% in 1Q12

•	Diluted earnings per ADS (non-GAAP) increased to US$0.42 from US$0.41 in 1Q12

Business Highlights

•	Achieved highest quarterly revenue in the Company’s history

•	Sales of our New Growth Products (our LTE and SSD plus embedded products) increased 75% sequentially and accounted for 32% of our total revenues

•	eMMC controller sales to our first NAND flash partner ramped sharply

•	Began mass production of eMMC controllers for a second major NAND flash partner

•	Now supplying our eMMC controllers to both Samsung and Hynix

•	LTE product sales increased 23% sequentially

•	Samsung Galaxy SIII smartphones with the Company’s LTE transceiver began shipping to all three Korean wireless carriers, including two for WCDMA networks

•	Won new LTE transceiver design-win at Samsung for mass production targeting major US wireless carrier in the first half of 2013

•	Mobile storage revenue increased 10% sequentially and 49% year-over-year

Taipei, Taiwan, July 27, 2012—Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2012. For the second quarter of 2012, net sales increased 8.8% quarter-over-quarter to US$69.7 million from US$64.0 million in the first quarter of 2012. Net income (non-GAAP) increased in the second quarter to US$14.6 million or US$0.42 per diluted ADS from a net income of US$14.0 million or US$0.41 per diluted ADS in the first quarter of 2012.

[1]

Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, and impairment of long-term assets. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Net income (GAAP) for the second quarter decreased quarter-over-quarter to US$10.7 million or US$0.32 per diluted ADS from a net income of US$13.0 million or US$0.39 per diluted ADS in the first quarter of 2012.

Second Quarter 2012 Financial Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“We are delighted that sales from our New Growth Products, specifically our LTE and SSD plus embedded products, more than offset the unfavorable market conditions relating to sales of our Core Products, and contributed strongly to our second quarter growth. Our LTE transceiver sales increased 23% sequentially as Samsung started initial build of its Galaxy SIII LTE smartphones for all three wireless carriers in Korea, including our first solution for a WCDMA network. We have also secured our first LTE design win for 2013, for an upcoming Samsung smartphone that is targeted at one of the larger US wireless carriers. Sales of eMMC controllers, our other major New Growth Product, ramped sharply, and we also began mass production of our eMMC controller for our second NAND flash partner. We are now supplying eMMC controllers to both Samsung and Hynix. eMMCs using our controllers will be used in many highly anticipated smartphones and tablets that have just launched or are about to launch into the market place. Strong sales from our eMMC and LTE products drove an 75% sequential growth in sales of our New Growth Products and a 9% increase in our overall sales. Already, New Growth Products account for 32% of our overall sales.

Sales of our Core Products declined 7% sequentially primarily because of market uncertainties created by volatile NAND flash market conditions. Our card controller sales were affected by continued rapid NAND flash price degradation, which affected module maker interest in building cards, as well as flash makers interest in both releasing components to the spot market and producing finished cards to sell to module makers. In addition, slower growth of the overall smartphone market this quarter affected our bundled card sales. USB flash drive controller sales however increased robustly sequentially as a result of increased availability of 19 to 21nm TLC NAND flash.”

Sales

Net sales in the second quarter were US$69.7 million, an increase of 8.8% compared with the previous quarter. For the quarter, mobile storage products accounted for 73% of net sales and mobile communications 22% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 10% sequentially in the second quarter to US$50.7 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, increased 4% from the first quarter of 2012 to US$15.7 million this quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 49.1% in the second quarter from 49.5% in the first quarter of 2012. GAAP gross margin decreased to 48.9% in the second quarter from 49.4% in the first quarter of 2012.

Operating expenses (non-GAAP) were US$17.2 million, which was higher than the US$16.8 million expended in the first quarter. Research and development expenditures (non-GAAP) were US$11.3 million, which was higher than the US$10.4 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$3.3 million, which was lower compared to the US$3.5 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.7 million, which was lower compared to the US$2.9 million in the previous quarter. Stock-based compensation was US$3.4 million in the second quarter, higher than the US$1.6 million in the first quarter. There were no acquisition-related charges in the second quarter of 2012.

Operating margin (non-GAAP) was 24.3%, an increase from 23.3% in the previous quarter. GAAP operating margin was 19.4% for the second quarter, a decrease from the 20.8% in the first quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.3 million, unchanged compared to the previous quarter. GAAP net total other expense was US$0.2 million, a decrease from a net total other income of US$0.9 million in the first quarter. The decrease in GAAP net total other income was primarily due to a foreign exchange gain in the first quarter of US$0.6 million compared to a foreign exchange loss in the second quarter of US$0.5 million.

Earnings

Net income (non-GAAP) was US$14.6 million this quarter, an increase from US$14.0 million in the first quarter. Diluted earnings per ADS (non-GAAP) were US$0.42 in the second quarter, an increase from US$0.41 in the first quarter.

GAAP net income was US$10.7 million during the second quarter, a decrease from the net income of US$13.0 million in the first quarter. Diluted GAAP earnings per ADS in the second quarter were US$0.32, a decrease from US$0.39 in the previous quarter.

Balance Sheet

Cash and cash equivalents increased to US$113.6 million at the end of the second quarter of 2012 from US$94.7 million at the end of the first quarter of 2012.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2012

(In US$ millions)

Net income	10.7
Depreciation & amortization	1.5
Changes in operating assets and liabilities	3.6
Others	4.6

Net cash provided by (used in) operating activities	20.4

Acquisition of property and equipment	(1.3)
Others	—

Net cash provided by (used in) investing activities	(1.3)

Others	—

Net cash provided by (used in) financing activities	—

Effects of changes in foreign currency exchange rates on cash	(0.3)

Net increase (decrease) in cash and cash equivalents	18.8

During the second quarter of 2012, we had US$1.3 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“We expect that our New Growth Products will continue to deliver strong revenue growth in the second half of 2012 as we scale our eMMC controllers business further and increase our shipments of LTE transceivers to Samsung. We believe that our strong New Growth Product sales should continue and offset softness in some of our Core Products.”

For the third quarter of 2012, management expects:

•	Revenue to be up 5% to 8% sequentially

•	Gross margin (non-GAAP) to be in the 47% to 49% range

•	Operating expenses (non-GAAP) of approximately US$17 to US$18 million

Our previously provided full-year 2012 guidance remains unchanged.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 27, 2012.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 1058 3540

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 866 214 5335

USA (Toll): 1 718 354 1232

Participant Passcode: 1058 3540

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Foreign exchange gains and losses prior to January 1, 2012, consist of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2011 (US$)	Mar. 31, 2012 (US$)	Jun. 30, 2012 (US$)

Net Sales	50,542	64,022	69,678

Cost of sales	26,888	32,379	35,596

Gross profit	23,654	31,643	34,082
Operating expenses
Research & development	9,106	11,265	13,337
Sales & marketing	3,461	3,873	4,013
General & administrative	2,864	3,184	3,229
Amortization of intangibles assets	200	—	—

Operating income	8,023	13,321	13,503

Non-operating income (expense)

Gain on sale of investments	1	1	—
Interest income, net	79	270	324
Foreign exchange gain (loss), net	(2,759)	589	(513)
Others, net	(24)	1	—

Subtotal	(2,703)	861	(189)

Income before income tax	5,320	14,182	13,314
Income tax expense (benefit)	820	1,173	2,657

Net income	4,500	13,009	10,657

Basic earnings per ADS	$0.15	$0.41	$0.33
Diluted earnings per ADS	$0.14	$0.39	$0.32

Margin Analysis:
Gross margin	46.8%	49.4%	48.9%
Operating margin	15.9%	20.8%	19.4%
Net margin	8.9%	20.3%	15.3%

Additional Data:
Weighted avg. ADS equivalents[2]	30,874	31,956	32,407
Diluted ADS equivalents	32,206	33,562	33,475

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2011 (US$)	Mar. 31, 2012 (US$)	Jun. 30, 2012 (US$)

GAAP net income	4,500	13,009	10,657

Stock-based compensation:

Cost of sales	68	41	114

Research and development	1,411	863	2,068

Sales and marketing	536	418	709

General and administrative	405	249	554

Total stock-based compensation	2,420	1,571	3,445

Acquisition related charges:

Amortization of intangible assets	200	—	—

Litigation expenses	1	—	—

Foreign exchange loss (gain), net	2,759	(589)	513

Non-GAAP net income	9,880	13,991	14,615

Shares used in computing non-GAAP diluted earnings per ADS	33,589	34,228	34,543

Non-GAAP diluted earnings per ADS	$0.29	$0.41	$0.42

Non-GAAP gross margin	46.9%	49.5%	49.1%
Non-GAAP operating margin	21.1%	23.3%	24.3%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2011 (US$)	Jun. 30, 2012 (US$)

Net Sales	93,882	133,700

Cost of sales	50,218	67,975

Gross profit	43,664	65,725
Operating expenses
Research & development	17,658	24,602
Sales & marketing	6,282	7,886
General & administrative	5,574	6,413
Amortization of intangible assets	794	—

Operating income	13,356	26,824

Non-operating expense (income)

Gain on sale of investments	2	1
Interest income, net	149	594
Foreign exchange gain (loss), net	(729)	76
Others, net	4	1

Subtotal	(574)	672

Income before income tax	12,782	27,496
Income tax expense	1,829	3,830

Net income	10,953	23,666

Basic earnings per ADS	$0.36	$0.74

Diluted earnings per ADS	$0.35	$0.71

Margin Analysis:
Gross margin	46.5%	49.2%
Operating margin	14.2%	20.1%

Weighted average ADS:
Basic	30,535	32,182
Diluted	31,800	33,519

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2011 (US$)	Jun. 30, 2012 (US$)

GAAP net income	10,953	23,666

Stock-based compensation:

Cost of sales	95	155

Research and development	1,822	2,931

Sales and marketing	671	1,127

General and administrative	578	803

Total stock-based compensation	3,166	5,016

Acquisition related charges:

Amortization of intangible assets	794	—

Litigation expenses	11	—

Foreign exchange loss (gain), net	729	(76)

Non-GAAP net income	15,653	28,606

Shares used in computing non-GAAP diluted earnings per ADS	32,870	34,385

Non-GAAP diluted earnings per ADS	$0.48	$0.83

Non-GAAP gross margin	46.6%	49.3%
Non-GAAP operating margin	18.5%	23.8%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2011 (US$)	Mar. 31, 2012 (US$)	Jun. 30, 2012 (US$)
Cash and cash equivalents	55,064	94,737	113,579
Accounts receivable (net)	31,190	41,226	41,602
Inventories	34,397	35,115	32,796
Refundable deposits - current	15,190	15,221	15,198
Deferred income tax assets (net)	3,945	3,777	2,591
Prepaid expenses and other current assets	3,869	2,893	2,321

Total current assets	143,655	192,969	208,087

Long-term investments	187	178	178
Property and equipment (net)	25,722	24,138	24,107
Goodwill and intangible assets (net)	40,429	35,462	35,459
Other assets	5,890	4,733	4,798

Total assets	215,883	257,480	272,629

Accounts payable	16,748	17,451	15,436
Income tax payable	1,048	4,183	2,181
Accrued expenses and other current liabilities	15,672	16,310	21,301

Total current liabilities	33,468	37,944	38,918
Other liabilities	2,787	3,276	3,533

Total liabilities	36,255	41,220	42,451
Shareholders’ equity	179,628	216,260	230,178

Total liabilities & shareholders’ equity	215,883	257,480	272,629

Note: Our 1Q11 and 2Q11 US$ financial numbers are translated from NT$, as previously disclosed. Beginning January 1, 2012, our reporting currency is the US$.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter 2012 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2012, as amended on May 15, 2012. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com